

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

<u>Via E-mail</u>
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

> **Re: VistaGen Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 7, 2014**
> **File No. 333-195901**

Dear Mr. Singh:

We have reviewed your amended registration statement and have the following additional comments.

Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 5 indicating that a number of shares of common stock may be issued as part of this offering to satisfy the automatic conversion of the outstanding 2014 Convertible Notes, should the offering result in at least $10 million of gross proceeds. Please tell us whether you seek to register the issuance of shares of common stock underlying the Convertible Notes in connection with this offering. If not, please provide us with the exemption from registration on which you plan to rely for issuance of the shares, and revise your disclosure to clearly indicate that the shares of common stock underlying the notes will not be issued as part of the public offering.

2. It appears that the 2014 Convertible Notes were issued in a private placement conducted in March through July of 2014 in reliance on Section 4(2) of the Securities Act. Please provide your analysis as to why the offering represents a valid private offering under Securities Act Section 4(2) that should not be integrated with the current public offering. In particular, please advise us as to whether, and to what extent, the investors in the

private offering were solicited through the registration statement or by some other means that would not foreclose the availability of the Section 4(2) exemption. Please refer to the guidance set forth in Securities Act Release No. 33-8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations. In addition, please tell us the extent to which the company's current public offering was contemplated by the parties to the Convertible Notes offering and discussed with such investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Daniel W. Rumsey, Esq.
Disclosure Law Group